UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   EAST                JOHN C.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   07/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   CEO & PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  07/26/00    M        7,726         A  $16.3750                    D  Direct
Common Stock                                  07/26/00    F        3,484         D  $36.3125                    D  Direct
Common Stock                                  07/26/00    M        12,084        A  $13.0000                    D  Direct
Common Stock                                  07/26/00    F        4,326         D  $36.3125                    D  Direct
Common Stock                                  07/28/00    S        2,400         D  $33.7500                    D  Direct
Common Stock                                  07/31/00    S        2,400         D  $34.5000     85,265         D  Direct
Common Stock                                                                                     6,160          I  by Wife

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $13.0000        07/26/00       M                          12,084                        06/30/05
(right to buy)
Non-Qualified Stock Option     $16.3750        07/26/00       M                          7,726            03/31/98 (1) 07/03/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     07/26/00  Common Stock                   12,084                    2,224         D   Direct
(right to buy)
Non-Qualified Stock Option     07/26/00  Common Stock                   7,726                     53,894        D   Direct
(right to buy)

Explanation of Responses:

(1)
Option begins vesting 1/1/98 and is exercisable quarterly in 1998 and 1999.

SIGNATURE OF REPORTING PERSON
/S/ EAST                JOHN C.
DATE